EXHIBIT 99.1
FOR IMMEDIATE RELEASE

Contacts at Catalyst Pharmaceutical Partners	Contact at Rx Communications Group
Patrick J. McEnany	Tina Posterli (For media)
Chief Executive Officer	tposterli@rxir.com
pmcenany@catalystpharma.com	917-322-2565
305-529-2522
Jack Weinstein
Chief Financial Officer
jweinstein@catalystpharma.com
201-934-4201
CATALYST PHARMACEUTICAL PARTNERS, INC. ANNOUNCES TOP-LINE RESULTS OF
ITS BIOEQUIVALENCE STUDY OF CPP-109 (VIGABATRIN),
THE COMPANY’S INVESTIGATIONAL DRUG TO TREAT COCAINE AND
METHAMPHETAMINE ADDICTION
CORAL GABLES, FL — May 9, 2007 — Catalyst Pharmaceutical Partners, Inc. (Nasdaq: CPRX) announced today positive initial, top-line results from a bioequivalence study demonstrating that CPP-109 (Catalyst’s Vigabatrin Tablets) is bioavailable and bioequivalent to Sabril® Tablets, the version of vigabatrin marketed in Europe by Sanofi Aventis. These data potentially provide a basis for linking CPP-109 to the extensive body of published pre-clinical and clinical literature on Sabril®.
Vigabatrin has been marketed over the past decade in more than 30 countries under the brand name Sabril® as a secondary treatment for adult epilepsy and as a primary treatment for the management of infantile spasms, known as West Syndrome.
Commenting on today’s news and the Company’s product development program, Patrick J. McEnany, Catalyst’s Chairman and Chief Executive Officer, stated, “We are encouraged by the initial, top-line results of our bioequivalence study and look forward to moving ahead with our U.S. Phase II clinical trials evaluating the use of CPP-109 for the treatment of cocaine addiction and methamphetamine addiction. The CPP-109 tablets required for our upcoming clinical trials have been formulated and manufactured and are now available for our use. We expect to commence our U.S. Phase II clinical trial with respect to cocaine addiction in the second quarter of 2007 and our U.S. Phase II clinical trial with respect to methamphetamine addiction in the third quarter of 2007.”
About The Bioequivalence Study
In the bioequivalence study, investigators randomized 30 healthy male and female subjects to either of two treatments — a 500 mg. tablet of Sabril® or 500 mg. tablet of CPP-109. The researchers dispensed the assigned medication tablet to the participants after an overnight fast and collected blood plasma samples before dosing. An additional 21 blood plasma samples were collected after dosing over a period of 36 hours. After a washout period of eight days, each participant was crossed over to receive the alternate tablet, and plasma samples were collected according to the same schedule. A total of 28 subjects completed both arms of the study. This study was conducted as recommended by the Food and Drug Administration’s Guidance for Industry, “Bioavailability and Bioequivalence Studies for Orally Administered Drug Products — General Considerations.”

Bioequivalence of the two tablet formulations is supported by the pharmacokinetic data collected for CPP-109 and Sabril®. Specifically, the maximum plasma concentration and area under the curve for vigabatrin were similar for CPP-109 and Sabril® Tablets. The 90% geometric confidence intervals attained for these pharmacokinetic parameters were well within the 80% to 125% range recommended by the Food and Drug Administration’s Guidance for Industry, “Statistical Approaches to Establishing Bioequivalence,” and the two products meet the requirements to be considered bioequivalent.
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About Catalyst Pharmaceutical Partners
Catalyst Pharmaceutical Partners is a specialty pharmaceutical company focused on the development and commercialization of prescription drugs for the treatment of addiction. The Company has obtained from Brookhaven National Laboratory an exclusive worldwide license for nine patents and four patents pending in the United States relating to the right to use vigabatrin to treat a wide variety of substance addictions. Catalyst has also been granted rights to Brookhaven’s vigabatrin-related foreign patents or patents pending in more than 30 countries. The Company’s initial product candidate based on vigabatrin is CPP-109. CPP-109 has been granted “Fast Track” status by the U.S. Food & Drug Administration (FDA) for the treatment of cocaine addiction. This indicates that the FDA has recognized that CPP-109 is intended for the treatment of a serious or life-threatening condition for which there is no effective treatment and which demonstrates the potential to address unmet medical needs. For more information about the Company, go to www.catalystpharma.com.
This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company’s actual results in future periods to differ materially from forecasted results. A number of factors, including that the final results of our bioequivalence study will be consistent with the top-line results received to date and those described in the Annual Report on Form 10-K that the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) reporting its financial position and results of operations as of and for the year ended December 31, 2006, could adversely affect the Company’s ability to obtain these results. Copies of the Company’s filings with the SEC are available from the SEC or may be obtained upon request from the Company. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.
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